                                News Release

For Immediate Release

Eurand Reports Recent Highlights and
Second Quarter 2010 Financial Results

Recent Highlights:

•	Second quarter revenues grew 8% to EUR 32.9 million ($40.5 million) versus second quarter 2009.

•	Product sales rose 22% to EUR 29.4 million ($36.2 million) in the second quarter of 2010 compared with the same period of 2009, driven by sales of ZENPEP® (pancrelipase) Delayed-Release Capsules.

•	Revenues for the first half of 2010 were EUR 64.0 million ($78.7 million), up 7% from the same period in 2009.

•
For the week ended July 23, 2010, combined sales of the ZENPEP franchise (ZENPEP and its 5,000-unit dose authorized generic, PANCRELIPASE™) held 15% of the total market for all pancreatic enzyme products (PEPs).  This compares with 6% share for the week ended April 23, 2010, the last week before the U.S. Food and Drug Administration (FDA) declared April 28, 2010 a Stop Distribution date for manufacturers of unapproved PEPs.

AMSTERDAM, The Netherlands, Aug. 6, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today reported revenues for the second quarter of 2010 of EUR 32.9 million ($40.5 million), an increase of 8%, or 3% in constant currency, from the second quarter of 2009. For the six months ended June 30, 2010, revenues totaled EUR 64.0 million ($78.7 million), up 7% from the first half of 2009 both in current and constant currency.

“The highlight of our second quarter performance was the substantial market share gains made by our ZENPEP franchise,” said Gearóid Faherty, Chairman and Chief Executive Officer.  ”Clearly, the sampling and other promotional initiatives we undertook earlier in 2010 have begun to pay off, and we are delighted with the progress we have made.  I believe we are taking full advantage of the competitive situation created by the FDA’s enforcement of its April 28th deadline and the decision by the Centers for Medicare & Medicaid Services (CMS) to cease Medicaid rebates for unapproved PEPs. We look forward to continued growth of the ZENPEP franchise in the second half of 2010.”

Sales of ZENPEP in the second quarter of 2010 more than offset lower product sales and royalties from Axcan for ULTRASE® compared with the second quarter of 2009. In addition, gross margins improved significantly during the second quarter versus the second quarter of 2009, reflecting a shift in the product mix to higher-margin products, notably ZENPEP.  Other factors affecting the 2010 second quarter results were higher operating expenses, primarily due to costs associated with the ZENPEP launch.

ZENPEP Launch Update

In late March 2010, the U.S. Food and Drug Administration declared April 28, 2010 a Stop Distribution date for unapproved PEPs. On April 29, 2010, the Centers for Medicare & Medicaid Services (CMS) announced that, effective immediately, certain unapproved PEPs would no longer be reimbursed.

Using the week ended April 23, 2010 as the benchmark, total weekly retail prescriptions for ZENPEP grew nearly four-fold through the week ended July 23, 2010, from 585 to 2,140, and prescriptions filled with the authorized generic roughly doubled, from 581 to 1,070.  In addition, ZENPEP has gained seven share points during that time and its share of total prescriptions in the PEP market has risen to 15%, including the authorized generic.  Performance by product is as follows:

Eurand ZENPEP Franchise	Total Weekly Rx at 4/23/10*	Total Weekly Rx at 7/23/10*	Share of PEP Market at 4/23/10*	Share of PEP Market at 7/23/10*
ZENPEP	585	2,140	3%	10%
PANCRELIPASE™(AG)	581	1,070	3%	5%
Total	1,166	3,210	6%	15%

* Source: IMS Health Incorporated

“As one of only two available FDA-approved PEPs on the market until recently, we have clearly seized the opportunity to gain share for the ZENPEP franchise,” Faherty said.   “We see this trend continuing in the second half of 2010 due primarily to the investments we have made in generating awareness and adoption of both ZENPEP and the authorized generic and the progress we have made in securing reimbursement for these products.  We expect that other market entrants will face varying reimbursement hurdles, adding to the favorable competitive climate for ZENPEP.  In addition, approximately 30% of total prescriptions are currently being written and dispensed for unapproved PEPs, and we believe ZENPEP -- with good access to managed-care and government reimbursement plans, increasing brand awareness and competitive share of voice -- is well positioned to take advantage of the market conversion to FDA-approved products.”

As previously disclosed by Axcan, Axcan did not receive approval for the New Drug Application (NDA) of its coated PEP, ULTRASE® MT, by the FDA’s April 28, 2010 deadline or by the May 5, 2010 Prescription Drug User Fee Act (PDUFA) date. Eurand licenses, manufactures and supplies ULTRASE capsules to Axcan and receives royalties based on a percentage of Axcan’s net sales of the product. On May 6, 2010, Axcan announced that the FDA issued a complete response letter, requiring that deficiencies with respect to the manufacturing and control processes at the manufacturer of the active ingredient of ULTRASE be addressed before approval can be granted. (Eurand is not the manufacturer of the active ingredient.)

Axcan has stated publicly that they are confident that ULTRASE will be approved but cannot give any guidance at this point as to when that might occur. In accordance with the FDA’s guidance, Axcan has stated that they stopped distribution of ULTRASE, effective April 28, 2010. As a result, in the second quarter of 2010 Eurand revenues from ULTRASE decreased substantially compared with the second quarter of 2009 and the first quarter of 2010.  Pending FDA approval and launch, Eurand anticipates lower product sales and royalties from Axcan for ULTRASE in the second half of 2010 compared with the first half.  Eurand expects that, compared with the second half of 2009, the revenue decrease due to ULTRASE should be more than offset by increasing ZENPEP franchise revenues.

PRODUCT DEVELOPMENT PIPELINE UPDATE:

EUR-1008 – ZENPEP®

In late 2009, the European Medicines Agency (EMA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of cystic fibrosis.  Based on these guidelines and the feedback Eurand received from the EMA on the clinical and regulatory path forward for EUR-1008 (ZENPEP), the Company anticipates initiating a Phase III study in Europe in the second half of 2010.

The EMA has deemed a ZENPEP marketing authorization application eligible for evaluation under the Centralized Procedure, which enables a single marketing authorization that is valid across the European Union and provides for 10 years of marketing exclusivity once the product is approved.  The Company believes that ZENPEP could be the first product to be filed under the Centralized Procedure since the EMA guidelines were issued.

Eurand plans to out-license the distribution rights for this product in Europe and Asia, and discussions are ongoing with potential partners in those regions.

EUR-1025 – Once-Daily Formulation of Ondansetron

Following a meeting with the FDA in late 2009, Eurand submitted a protocol to the FDA for two Phase III studies evaluating EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron, in the prevention of nausea and vomiting.  The FDA recently provided its response, and Eurand is incorporating this feedback into the protocol design.

EUR-1073 – CLIPPER™ (beclomethasone dipropionate)

Chiesi Farmaceutici S.p.A., the licensor of EUR-1073, a corticosteroid for the treatment of ulcerative colitis, completed a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis.  Following a thorough analysis of the data from this study, Eurand has decided to discontinue development of this product and return the rights to Chiesi at no cost to Eurand.

SECOND QUARTER 2010 FINANCIAL RESULTS

Total revenues were EUR 32.9 million ($40.5 million) in the second quarter of 2010, an increase of approximately 8%, or 3% at constant currency rates, compared with the second quarter of 2009. Product sales rose 22%, or 17% at constant currency rates, to EUR 29.4 million ($36.2 million) in the second quarter of 2010 compared with the same period of 2009. This increase is due to sales of ZENPEP and its authorized generic (which were both launched in late 2009) which more than offset lower second quarter sales of ULTRASE to Axcan and no sales from Eurand’s low-cost Pancrelipase.  Both ULTRASE and Pancrelipase generated significant sales in 2009.

Royalties were EUR 1.8 million ($2.3 million), down 25%, or 29% at constant currency rates, from the second quarter of 2009 because of lower royalties from ULTRASE of Axcan. Development fees for the second quarter of 2010 were EUR 1.7 million ($2.0 million), down 59%, or 62% at constant currency rates, from the same period in 2009, which included a milestone payment from GSK related to the launch of LAMICTAL® ODT™. Revenue from development fees can fluctuate from quarter to quarter since a significant portion of fees is recognized upon achievement of development milestones.

Cost of goods sold was EUR 15.6 million ($19.2 million) for the three months ended June 30, 2010, and did not change compared with the same period in 2009. At constant currency, cost of goods sold decreased by 4%. During the second quarter of 2010, Eurand sold some inventory of ZENPEP that had been expensed in previous periods prior to receiving regulatory approval in the third quarter of 2009 for commercial launch in the U.S. If the related inventory had not been expensed in previous periods, cost of goods sold in the three months ended June 30, 2010 would have been higher by approximately EUR 400,000. The margin on product sales increased from 35.4% in the second quarter of 2009 to 46.9% in the second quarter of 2010, mainly as a result of higher-margin ZENPEP product sales.

Research and development (R&D) expenses were EUR 5.6 million ($6.9 million) for the three months ended June 30, 2010, up approximately 5%, or 1% at constant currency rates, compared with the same period in 2009.  Certain components of Eurand’s R&D expenses, notably clinical studies, can vary significantly from quarter to quarter.

Selling, general and administrative (SG&A) expenses of EUR 14.2 million ($17.4 million) were up 67%, or 58% at constant currency rates, compared with the second quarter of 2009. The increase in SG&A expenses is primarily attributable to an increase in direct sales and marketing expenses associated with the November 2009 launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed-care programs.

The operating loss for the second quarter of 2010 was EUR 2.8 million ($3.4 million) compared with a profit of EUR 762,000 ($937,000) in the comparable period of 2009. The net loss for the second quarter of 2010 was EUR 3.4 million ($4.1 million), or EUR (0.07) per diluted share ($(0.09) per diluted share), compared with a net loss for the second quarter of 2009 of EUR 602,000 ($740,000), or EUR (0.01) per diluted share ($(0.02) per share).

At June 30, 2010, cash, cash equivalents and marketable securities were EUR 38.3 million ($47.1 million), and debt was EUR 3.0 million ($3.7 million).

FIRST HALF 2010 FINANCIAL RESULTS

Total revenues were EUR 64.0 million ($78.7 million) for the six months ended June 30, 2010, an increase of approximately 7% compared with the first half of 2009.  (The growth was not affected by changes in currency exchange rates).  The increase in revenues can be primarily attributed to sales of ZENPEP and its authorized generic.

Product sales grew 17% to EUR 56.3 million ($69.2 million) year to date in 2010 compared with the same period of 2009.  Royalties of EUR 4.6 million ($5.7 million) were down 12%, or 11% at constant currency rates, compared with the first six months of 2009.  Development fees were EUR 3.1 million ($3.8 million), down 52% from the prior year period.

Cost of goods sold was EUR 28.4 million ($34.9 million) for the six months ended June 30, 2010, down 5% from the prior year period, or 6% at constant currency rates. During the first half of 2010, Eurand sold some inventory of ZENPEP that had been expensed in previous periods prior to receiving regulatory approval in the third quarter of 2009 for commercial launch in the U.S.  If the related inventory had not been expensed in previous periods, cost of goods sold in the six months ended June 30, 2010 would have been higher by approximately EUR 500,000. The margin on product sales was 49.6% in the first half of 2010 versus 38.0% a year ago as a result of higher-margin ZENPEP sales in 2010.

R&D expenses were EUR 10.9 million ($13.5 million) for the six months ended June 30, 2010, down 7% compared with the same period in 2009, with no impact from foreign exchange rates. SG&A expenses of EUR 25.1 million ($30.8 million) were up 51%, or 49% at constant currency, compared with the first half of 2009 due primarily to the increased direct sales and marketing costs associated with the launch of ZENPEP and expansion of the sales force.

For the first six months in 2010, the operating loss was EUR 1.5 million ($1.9 million). This compares with operating income of EUR 823,000 ($1.0 million) for the same period of 2009.

The net loss for the first half of 2010 was EUR 3.0 million ($3.7 million), or EUR (0.06) per share ($(0.08) per share), compared with a loss of EUR 1.6 million ($1.9 million), or EUR (0.03) per share ($(0.04) per share), for the same period in 2009.

Attached to this earnings release are the following items:

1.	Selected unaudited consolidated statements of operations for the three months ended June 30, 2010 compared with the same period in 2009

2.	Selected unaudited consolidated statements of operations for the six months ended June 30, 2010 compared with the same period in 2009

3.	Selected unaudited balance sheet data as of June 30, 2010 and December 31, 2009

Note on Currency Presentation

This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.2291, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2010.

Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended June 30, 2010 as they were in the same period in 2009. As a guide, average exchange rates were EUR 1=$1.271 in the three months to June 30, 2010, EUR1=$1.327 in the six months to June 30, 2010, EUR 1=$1.362 in the three months to June 30, 2009, and EUR1=$1.333 in the six months to June 30, 2009.

Conference Call Information

Eurand will host a conference call today, Friday, August 6, 2010, at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the second quarter and six-months 2010 financial results.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470.  A replay of the call will be available until September 6, 2010.  To participate in the replay of the call, U.S. participants dial 1-877-870-5176, international participants dial +1-858-384-5517. The conference ID number is 353360.

A live webcast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until September 6, 2010.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.

Forward-Looking Statements

This release and oral statements made with respect to information contained in this release, including statements about the market potential of ZENPEP, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include, risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP or to develop or partner any of our other products and the uncertainty surrounding the timing of the FDA’s approval for Axcan’s ULTRASE® MT. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

#  #  #

Contacts:

Bill Newbould                                                                                     Nick Laudico/Sara Pellegrino
Vice President, Investor Relations                                                  The Ruth Group
Eurand N.V.                                                                                         +1 646-536-7030/7002
+1 267-759-9335                                                                                  nlaudico@theruthgroup.com
bill.newbould@eurand.com                                                             spellegrino@theruthgroup.com

Item 1. Selected unaudited consolidated statements of operations for the three months ended June 30, 2010 compared with same period in 2009

	Three months ended June 30,
	2010	2010	2009	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	36,186	29,441	24,095	22%	17%
Royalty income	2,260	1,839	2,445	-25%	-29%
Development fees	2,017	1,641	4,010	-59%	-62%
	----------	----------	----------	--------	---------
Total revenues	40,463	32,921	30,550	8%	3%
Cost of goods sold	(19,204)	(15,624)	(15,565)	0%	-4%
R & D expenses	(6,933)	(5,641)	(5,384)	5%	1%
S,G & A expenses	(17,414)	(14,168)	(8,492)	67%	58%
Amortization of intangibles	(382)	(311)	(347)	-10%	-14%
Other expenses	43	35	-	N.M.	N.M.
	----------	----------	----------	--------	---------
Operating (loss) income	(3,427)	(2,788)	762	N.M.	N.M.

Financial loss	(14)	(12)	(278)	N.M.	N.M.
	----------	----------	----------	--------	---------
(Loss) income before taxes	(3,441)	(2,800)	484	N.M.	N.M.

Income taxes	(705)	(573)	(1,086)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net loss	(4,146)	(3,373)	(602)	N.M.	N.M.
	==========	==========	==========	========	=========
Basic and diluted net loss per share	47,907,205	47,907,205	45,754,727
Weighted average number of shares used to compute basic and diluted loss per share	$(0.09)	€(0.07)	€(0.01)

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.2291, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2010.

Item 2. Selected unaudited consolidated statements of operations for the six months ended June 30, 2010 compared with the same period in 2009

	Six months ended June 30,
	2010	2010	2009	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	69,182	56,287	48,098	17%	17%
Royalty income	5,712	4,647	5,298	-12%	-11%
Development fees	3,763	3,062	6,312	-52%	-52%
	----------	----------	----------	--------	---------
Total revenues	78,657	63,996	59,708	7%	7%
Cost of goods sold	(34,881)	(28,379)	(29,810)	-5%	-6%
R & D expenses	(13,448)	(10,941)	(11,723)	-7%	-7%
S,G & A expenses	(30,845)	(25,096)	(16,650)	51%	49%
Amortization of intangibles	(759)	(618)	(702)	-12%	-12%
Other expenses	(579)	(471)	-	N.M.	N.M.
	----------	----------	----------	--------	---------
Operating (loss) income	(1,855)	(1,509)	823	N.M.	N.M.

Financial income (loss)	636	517	(169)	N.M.	N.M.
	----------	----------	----------	--------	---------
(Loss) income before taxes	(1,219)	(992)	654	N.M.	N.M.

Income taxes	(2,484)	(2,021)	(2,230)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net loss	(3,703)	(3,013)	(1,576)	N.M.	N.M.
	==========	==========	==========	========	=========
Basic and diluted net loss per share	47,885,957	47,885,957	45,753,725
Weighted average number of shares used to compute basic and diluted loss per share	$(0.08)	€(0.06)	€(0.03)

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.2291, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2010.

Item 3. Selected unaudited balance sheet data as of June 30, 2010 and December 31, 2009

	June 30,		December 31,
	2010	2010	2009
	$'000 (1)	euro'000	euro'000

Cash and cash equivalents	25,467	20,720	16,893
Marketable securities	21,598	17,572	23,049
Total debt	3,687	3,000	207
Total shareholders' equity	137,184	111,613	111,574

(1)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.2291, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2010.